

May 9, 2006

Mr. Hirokazu Nara
Director and Principal Financial Officer, Kubota Corp.
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku Osaka, 556-8601 Japan

> **Re:** **Kubota Corporation**
> **Form 20-F for the fiscal year ended March 31, 2005**
> **File No. 1-07294**

Dear Mr. Nara:

We have reviewed your response to our letter dated March 20, 2006 and have the following comments. We ask that you respond by May 23, 2006.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1 – Summary of Significant Accounting Policies, Revenue Recognition, page 29

1. Please confirm that you will provide the disclosures required by Rule 5-02.5(c) and 5.02.6(d) in future filings.

Note 13 – Supplemental Expense Information – Loss (Gain) from Disposal and Impairment of Business and Fixed Assets, page 46

2. We note your response to our prior comment number eight indicating that you are currently in the process of analyzing what consideration was given to presenting the sale of your subsidiary that operated a golf course and the sale of your subsidiary that operated a rental computer service business as discontinues operations under SFAS 144.

Note 14 – Commitments and Contingencies – Asbestos-Related Matters, page 47

3. We note your response to prior comment nine. Please confirm that you will disclose the details of the New Asbestos Law and the amount of the Company's contribution related to the Law in the footnotes to your audited financial statement.

4. In future filings please disclose the number of residents and employees who have sought consolation and condolence payments as of each balance sheet date presented.

5. Please disclose a range of loss for the expected payments in fiscal year 2007 relating to the consolation and condolence payments. Tell us if you have accrued payments for anticipated fiscal year 2007 claims and if not, why, considering guidance provided under SFAS 5. Additionally, please include your accounting policy relating to these payments in the Summary of Significant Accounting Policies in the footnotes to your audited financial statements.

6. Tell us, and disclose if you have any knowledge whether, based on currently available information, your liability under the new asbestos law will be greater than current payments under your own plan.

7. We note "the Company believes asbestos-related issues contain potentially material risks for the Company's consolidated results of operations and financial position." Confirm that you will disclose this fact in the footnotes to your audited financial statements. Additionally, please expand your disclosure to address the potential impact and risks related to your liquidity.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief